UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

GXP COLLECTIVE FUND I LLC

Legal Status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Wyoming

    Date of Organization:
    January 17, 2025

Physical Address of Issuer:

531 Roselane St., Suite 400–115, Marietta, GA 30060

Website of Issuer: www.gxpcollective.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Texture Capital Inc.

CIK number of intermediary:

0001769517

SEC file number of intermediary:

8-70310

CRD number, if applicable, of intermediary:

300853

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three and a half percent (3.5%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Installment Payment and Balloon Payment Promissory Notes

Target number of securities to be offered:

Installment Payment and Balloon Payment Promissory Notes agreed to in varying investment amounts to equal $250,000 in subscriptions

Target offering amount:

$250,000

Minimum Investment Amount:

$2,500 minimum investment amount per Investor

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

Installment Payment and Balloon Payment Promissory Notes of varying investment amounts to equal $5,000,000 in subscriptions

Deadline to reach the offering amount:

March 26, 2026

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 1
Current number of executives: 2

	Most recent fiscal year-end (2024)
Total Assets	$
Cash & Cash Equivalents	$
Accounts Receivable	$
Short-term Debt	$
Long-term Debt	$22,500
Revenues/Sales	$
Cost of Goods Sold	$
Taxes Paid	$
Net Income	($22,500)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GXP Collective Fund I LLC

By

/s/Andrew Gochenour

Andrew Gochenour
Co-Founder and Managing Partner

/s/Kyle Poplawski

Kyle Poplawski
Co-Founder and Managing Partner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Gochenour

Andrew Gochenour
Co-Founder and Managing Partner

March 19, 2025
(Date)

/s/Kyle Poplawski

Kyle Poplawski
Co-Founder and Managing Partner

March 19, 2025
(Date)

TABLE OF CONTENTS

March 27, 2025

GXP COLLECTIVE FUND I LLC

FORM C

Up to $5,000,000 of Installment Payment and Balloon Payment Promissory Notes

GxP Collective Fund I LLC ("GxP Fund I," the "Company," "we," "us," or "our"), is offering a minimum amount of $250,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Installment Payment and Balloon Payment Promissory Notes (the "Note(s)" or "Promissory Note(s)") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by March 26, 2026 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Texture Capital Inc. (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank ("Enterprise" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Installment Payment and Balloon Payment Promissory Notes, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Installment Payment and Balloon Payment Promissory Notes. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **GXP COLLECTIVE FUND I LLC**

ELIGIBILITY

2.   **GXP COLLECTIVE FUND I LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investgxp.com

1. The issuer must continue to comply with the ongoing reporting requirements until:
2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Andrew Gochenour	Co-Founder and Managing Partner, GxP Collective Fund I LLC	Leasing, accounting, vendor management and corporate planning	January 17, 2025 - present
	Co-Founder and Managing Partner, Black Swamp Capital Partners, LLC, d/b/a GxP Collective	Leasing, accounting, vendor management and corporate planning	July 2017 - present
Kyle Poplawski	Co-Founder and Managing Partner, GxP Collective Fund I LLC	Tenant relations, maintenance management, vendor management and corporate planning	January 17, 2025 - present
	Co-Founder and Managing Partner, Black Swamp Capital Partners, LLC, d/b/a GxP Collective	Tenant relations, maintenance management, vendor management and corporate planning	July 2017 - present

BIOGRAPHIES

Andrew Gochenour, Co-Founder and Managing Partner: Andrew Gochenour is the co-founder and managing partner of GxP Collective. He brings almost a decade of experience in the real estate industry. Andrew's passion for real estate and his strong work ethic have contributed to the success of the company. With his extensive knowledge of the industry, Andrew has been able to identify under-performing properties and maximize their value through strategic leasing, management, and redevelopment. Andrew's experience and expertise have allowed him to lead a team of professionals with a shared commitment to excellence. His ability to approach each investment with a disciplined and patient approach, while keeping an eye on emerging trends in the market, has resulted in the continued growth and success of the company. Andrew's dedication to providing exceptional service to his clients has made him a trusted partner in the industry, and his commitment to providing innovative solutions has positioned GxP Collective as a leader in commercial real estate. Andrew is married to Erica and they have two wonderful children, Ascher (7) and Norah (4). In his spare time, he loves watching Ohio State Football, Detroit Lions football, and going to try new restaurants and food in every city he may visit.

Kyle Poplawski, Co-Founder and Managing Partner: Kyle Poplawski is the co-founder and managing partner of GxP Collective. With almost 10 years of experience in the real estate industry, Kyle has played a pivotal role in the success and growth of the company. His expertise lies in identifying lucrative investment opportunities, developing comprehensive strategies, and overseeing the execution of real estate projects. Kyle's unwavering dedication to excellence and his meticulous attention to detail have been instrumental in establishing GxP Collective as a trusted name in commercial real estate. His ability to navigate complex market dynamics and leverage emerging trends has consistently delivered exceptional results for the company and its clients. In addition to his professional accomplishments, Kyle is a devoted family man. He is married to Alexandra, and together they have two children, Isla (5) and Indie (2). Outside of work, Kyle enjoys spending quality time with his family, exploring the outdoors, and attending Michigan Football games.

ANTICIPATED BUSINESS PLAN

BUSINESS OVERVIEW
GxP Collective Fund I LLC ("GxP Fund I," the "Company," the "Fund," "we," "us," or "our")is a debt fund dedicated to financing the acquisition, rehabilitation, and value-add transformation of real estate assets across diverse property types. Our target projects will span from single-family residential flips to large-scale industrial properties, allowing us to diversify investments and leverage opportunities across various market segments. Our goal is to secure projects that are fundamentally sound and align with our metrics, ensuring protection for our returns.

MARKET OPPORTUNITY
There is a demand for value-add real estate investments driven by the need for upgraded residential and commercial properties. Rising property prices and a limited supply of move-in-ready assets present an ideal environment for our strategy. By investing in underutilized or distressed properties, GxP Fund I aims to capture value through strategic improvements, efficient management, and market repositioning, providing a competitive edge and delivering returns.

INVESTMENT STRATEGY
Our approach focuses on identifying underperforming properties with potential for enhancement, followed by targeted improvements and optimized management to increase asset value and cash flow. The strategy includes:

1. *Asset Acquisition & Development*: Targeting development opportunities and existing commercial properties with value-add potential in areas with strong demand and favorable market conditions.

2. *Rehabilitation & Value-Add*: Enhancing property value through upgrades to interiors, exteriors, structural components, and amenities. Key expenses include renovation costs, equipment purchase or rental, and labor.

3. *Efficient Property Management*: Employing experienced property managers to reduce inefficiencies, boost tenant satisfaction, and maximize income potential.

4. *Disposition Strategy*: Exiting property investments at strategically optimal times to realize appreciation gains, selling assets individually or as part of a portfolio to optimize returns.

ACQUISITION CRITERIA

- Property Type: Single Family, Multifamily, Industrial and Retail
- Most class A new development properties with selection of class B and class C property acquisitions possible
- Average property size: $1,000,000-$3,000,000
- Estimated Average Age of Target Properties: Primarily 1970s to 1980s vintage for the acquisitions and brans new construction for the development
- Maintenance and rehabilitation expected on residential properties could be all items required to renovate a residential property including, but not limited to, structural repairs, foundation, roofing, HVAC, electrical, plumbing, landscaping, windows and doors, brick, siding concrete, asphalt, landscaping, flooring, painting, trim, cabinetry, countertops, appliances, and final fixtures.
- Majority of projects will be within 75 miles of a "metropolitan" area of 200,000 population or greater.
- Properties that we feel can increase the value by 50% or more with in 24 months

CONSTRUCTION AND RENOVATION

GxP Fund I may acquire properties that require the completion of deferred maintenance and rehabilitation of systems and structural features. Further, GxP Fund I expects to acquire properties that may require substantial renovation and re-positioning. As such, all renovation work will be focused on maximizing net profit and minimizing risks by improving core property value, increasing rental appeal, and external physical improvements to structure and surrounding property.

MARKETING STRATEGY: A GRASSROOTS & DIGITAL-DRIVEN REAL ESTATE STRATEGY

At **GxP Fund I**, we take a **hands-on, community-focused** approach to real estate marketing, combining **grassroots engagement** with **in-house digital and proprietary marketing strategies**. This hybrid model ensures maximum visibility, stronger connections, and a streamlined process for buyers, sellers, and investors.

1. Boots-on-the-Ground Grassroots Strategy
Our **local representatives** serve as embedded connectors within their communities, driving engagement and market penetration through:
- **Direct Community Engagement** – Face-to-face interactions with potential buyers, sellers, and investors.
- **Strategic Partnerships** – Collaborations with **local businesses, civic groups, and real estate professionals** to expand networks.
- **Exclusive Events & Workshops** – Hosting **open houses, investment seminars, and market education events** to establish credibility and trust.
- **Localized Market Intelligence** – On-the-ground insights help us tailor our marketing approach to hyper-local trends and opportunities.

2. Digital & Social Media Integration
Our **in-house marketing team** amplifies our grassroots efforts through a powerful digital presence:
- **Social Media Domination** – High-impact campaigns on **Facebook, Instagram, LinkedIn, and TikTok**, featuring listings, market updates, and community-driven content.
- **Visual-First Strategy** – High-quality **video tours, live Q&As, and behind-the-scenes insights** to build engagement and trust.
- **Email & SMS Outreach** – Personalized, data-driven communications to **nurture leads and maintain top-of-mind awareness**.

3. Proprietary & Data-Driven Marketing
We leverage **exclusive marketing channels** and cutting-edge analytics to enhance outreach:
- **AI-Optimized Digital Advertising** – **Geo-targeted** ads and retargeting campaigns for precision audience engagement.
- **Exclusive Listing Networks** – Access to **off-market and pre-market deals** through private investor and brokerage networks.
- **SEO & Localized Content Strategy** – Curated **blog content, video insights, and real estate guides** to establish **GxP Fund I** as an industry leader.

4. The GxP Advantage: A Hybrid Marketing Approach
By merging **relationship-driven grassroots outreach** with **sophisticated digital marketing and proprietary data strategies**, **GxP Fund I** maximizes impact, increases deal flow, and fosters trust within communities.

INVESTMENT SELECTION CRITERIA

GxP Fund I is dedicated to a **disciplined and rigorous investment selection process**, ensuring that each asset added to the portfolio aligns with our strategic objectives and risk-adjusted return targets. Our approach integrates **quantitative financial analysis, qualitative asset assessment, and market fundamentals**, ensuring that each investment meets our **strict underwriting and asset vetting standards**.

1. Asset Due Diligence & Physical Assessment
Before acquisition, each asset undergoes an in-depth **physical evaluation** to determine structural integrity, operational efficiency, and potential capital expenditures. Our criteria include:
- **Property Condition & Deferred Maintenance** – Inspection of building systems, structural components, and required capital improvements.
- **Occupancy & Tenant Quality** – Review of existing lease agreements, tenant creditworthiness, and lease rollover risk.
- **Property Type & Class Alignment** – Ensuring alignment with the Fund's target asset classes, including multifamily, mixed-use, or commercial properties.
- **CapEx & Renovation Scope** – Evaluation of **value-add opportunities**, including potential repositioning, unit upgrades, or amenity enhancements.

2. Financial & Underwriting Metrics
Each potential acquisition must meet or exceed predefined **financial performance thresholds** based on **risk-adjusted return expectations**. Our underwriting process includes:
- **Internal Rate of Return (IRR)** – Target IRR (15-20%) based on hold period and capital structure.
- **Debt Coverage Ratio (DCR)** – Ensuring the asset's projected net operating income (NOI) comfortably services debt obligations.

- **Expense Ratio Analysis** – Projections of operating costs compared to revenue, ensuring efficient cost structures.
- **Exit Strategy Viability** – Assessment of multiple disposition strategies to maximize return potential.

3. Market & Economic Analysis
Investments are selected based on comprehensive **macro and microeconomic research**, ensuring that each asset is in a market with **strong growth fundamentals**. Our selection criteria include:
- **Job & Population Growth Trends** – Identifying markets with **sustained economic expansion** and in-migration patterns.
- **Supply & Demand Analysis** – Ensuring **favorable supply constraints** in the asset's submarket.
- **Market Rent Comparisons** – Evaluating rent growth trends and ensuring competitive positioning within the local market due to under-market rents at subject property.
- **Local Regulations & Zoning** – Ensuring compliance with municipal zoning laws, rent control policies, and taxation impact.

4. Revenue & Expense Forecasting
A detailed financial projection model is applied to every asset to determine its **long-term revenue and expense trajectory**. Key considerations include:
- **Stabilized Revenue Growth** – Ensuring **sustainable and predictable revenue streams** from rental income and ancillary fees.
- **Capital Expenditure Planning** – Budgeting for **long-term improvements** while maintaining returns.
- **Economic Downturn Resilience** – Stress-testing financial models under various economic scenarios.
- **Operating Cost Efficiency** – Benchmarking expenses against industry standards to **identify cost-saving opportunities**.

5. Capital Gains & Long-Term Value Creation
Our investment strategy prioritizes **both short-term income generation and long-term appreciation**. Each asset is evaluated for its potential to:
- **Achieve Targeted Equity Multiples** – Ensuring each asset contributes to the overall Fund's capital appreciation goals to exceed debt service requirements.
- **Enhance Asset Value through Strategic Management** – Implementing asset-specific operational and leasing strategies to maximize performance.
- **Leverage Market Cycles** – Timing acquisitions and exits based on market trends and economic conditions.

6. Inclusion Criteria for GxP Fund I Portfolio
To be considered for acquisition, a potential asset must:
✔ Pass our **physical, financial, and market due diligence** process.
✔ Demonstrate **strong projected returns** based on **cash flow, appreciation, and risk-adjusted metrics**.
✔ Offer **competitive positioning** within a high-demand market.
✔ Align with the Fund's **value-add or long-term hold strategy**.

Through this **data-driven, disciplined investment approach**, GxP Fund I ensures that **only high-quality assets** with **strong financial fundamentals** and **long-term value potential** are included in the portfolio.

USE OF FUNDS
Funds will be allocated to cover development, acquisition, operational, and value-add project costs, including:

1. *Acquisition Costs*: Purchase price, legal fees, closing fees, and due diligence.

2. *Rehabilitation Costs*: Budget for labor, materials, equipment purchase/rental, and remodeling.

3. *Project Management*: Hiring experienced, knowledgeable and efficient managers to ensure smooth construction and renovation process.

4. *Disposition Fees*: Transaction and marketing expenses associated with asset sales at the time of exit.

FINANCIAL PROJECTIONS

GxP Fund I anticipates an average annual return ranging from 9–12%, with returns derived from the term length and frequency of distributions. Our approach creates value over time, supported by strong asset appreciation and rental income generated during the holding period, which in return ensures stability of debt service payments to investors. Rigorous market analysis and diligent property management will help us optimize returns and minimize risk.

TARGET INVESTOR PROFILE

GxP Fund I is designed for accredited and non-accredited investors seeking stable returns backed by real estate dealings. Investors benefit from a hands-off, professionally managed investment strategy, emphasizing value creation through development, property rehabilitation and efficient asset management.

RISK MANAGEMENT

1. *Market Analysis*: Thorough market and asset-specific due diligence to identify trends, tenant demand, and risk factors.

2. *Cost Controls*: Proactive project management to stay within budgets and avoid overcapitalization.

3. *Exit Strategy*: Flexible disposition planning, enabling the sale of assets when market conditions are most favorable or repositioning through refinancing.

LONG AND SHORT TERM INVESTMENTS –

Short-Term Objectives (0-3 Years)

1. **Identify & Acquire Value-Add Properties** – Focus on sourcing and underwriting distressed or underperforming assets with strong repositioning potential.
2. **Establish Development Pipeline** – Secure strategic land positions for industrial ground-up development in high-growth markets.
3. **Implement Value-Add Strategies** – Improve asset performance through renovations, operational efficiencies, and lease-up strategies.
4. **Develop Market Presence** – Build brand awareness through networking, local engagement, and industry partnerships.

Long-Term Objectives (3+ Years)
1. **Scale Value-Add Portfolio** – Execute renovations, repositioning, and stabilization strategies to maximize asset appreciation and NOI growth.

2. **Expand Industrial Development Footprint** – Deliver and lease industrial projects, leveraging market demand and strategic site selection.
3. **Establish Recurring Revenue Streams** – Build a diversified, cash-flow-generating portfolio with stabilized and development assets.
4. **Execute Strategic Exits & 1031 Exchanges** – Implement asset sales, refinances, and tax-efficient strategies to maximize returns and replenish for future projects.

Potential Hurdles & Solutions

1. Acquisition Challenges
- **Hurdle:** Competitive market conditions and limited supply of value-add opportunities.
- **Solution:** Leverage off-market deal sourcing, broker relationships, and creative financing strategies to secure deals before they reach open market bidding.

2. Construction & Development Risks
- **Hurdle:** Cost overruns, labor shortages, and permitting delays in industrial ground-up projects.
- **Solution:** Conduct detailed feasibility studies, secure fixed-price contracts with reputable contractors, and establish contingency reserves in project budgets.

3. Market & Economic Downturns
- **Hurdle:** Interest rate fluctuations, inflation, and demand shifts impacting leasing and asset values.
- **Solution:** Maintain conservative underwriting, stress-test financial models, and diversify holdings across different property types and locations.

4. Tenant & Lease-Up Risks
- **Hurdle:** Difficulty in attracting and retaining tenants in repositioned or newly developed assets.
- **Solution:** Conduct thorough market research, offer competitive lease terms, and implement strong tenant relations strategies to ensure long-term occupancy.

By addressing these hurdles proactively, the firm can position itself for **sustained growth and profitability** in the value-add and industrial development sectors.

SUBSEQUENT CAPITAL CONTRIBUTIONS

Note Holders in the Notes offered will not be required to make additional capital contributions in excess of their initial investments in the Notes. Additional investment may be made, subject to Company approval, in increments of $2,500. It is up to GxP Fund I to accept additional funds at different increments.

FINANCIAL AND OTHER COMPANY SPECIFIC REPORTS

GxP Fund I acknowledges the importance of transparency and will offer reporting updates to Investors via access to the investor portal. Additionally, GxP Fund I is prepared to provide ongoing annual reports to its investors, which may include financial information. If requested by the Investor, GxP Fund I will make available relevant financial reports for review.

CAPITALIZATION

We plan to occasionally use external leverage. The loan to value ratio (LTV) will mostly stay in the range of seventy to eighty percent (70-80%). Other times, external lending can used to properly term out an asset and the new funds will be used to replenish the GXP Fund I.

CONCLUSION

GxP Fund I aims to be a premier player in the value-add real estate sector by combining strategic development, acquisitions, targeted property enhancements, and efficient management practices. By addressing a critical need for upgraded properties, our debt fund is positioned to secure high-quality, fundamentally sound projects that align with our investment metrics and protect our fund's returns.

BONUS ISSUED PURSUANT TO AMOUNT OF INVESTMENT:

The table below describes the Bonus Interest Rate due to an Investor based on the amount of initial investment.

Investment Amount	Maturity Date	Interest Rate	Bonus Rate	Total Bonus Interest Rate
		Column A	Column B	
Over $250,000 investment amount	24 Months	9%	1%	10%
	36 Months	10%	1%	11%
	48 Months	11%	1%	12%
	60 Months	12%	1%	13%

For clarity, the total amount of Bonus Interest Rate owed to an Investor as per the table above equals the total Interest Rate percentage owed to the Investor at the Investor's selected Interest Rate stated in column A added to the Bonus Rate percentage in column B. For example, if an Investor lends agrees to a Note worth $250,000 at 24 months, the Investor will be awarded 9% Interest Rate plus 1% Bonus Rate, for a total of 10% Bonus Interest Rate.

COMPANY INFRASTRUCTURE

GxP Collective Fund I is a limited liability company, operating under the laws of the State of Wyoming. Its physical addresses are located at 531 Roselane St., Suite 400-115, Marietta, GA 30060 and One Seagate, Suite 1605, Toledo, OH 43604.

NEXT STEPS

To discuss potential investment opportunities, please contact us at *debtfundinfo@gxpcollective.com*. We look forward to partnering with you to achieve exceptional real estate investment results.


RISK FACTORS


An investment in our Installment Payment and Balloon Payment Promissory Notes involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Installment Payment and Balloon Payment Promissory Notes offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Notes and the market price of our Notes, which could cause you to lose all or some of your investment in our Notes. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

We have limited operating history. You should consider an investment in our Notes in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the Collective, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Our success will depend upon the development of real estate, and we may be unable to consummate acquisitions or dispositions on advantageous terms, the developed properties may not perform as we expect, or we may be unable to efficiently integrate our project into our existing operations:

We intend to acquire and sell real estate assets. The acquisition of real estate entails various risks, including the risks that our real estate assets may not perform as we expect, that we may be unable to quickly and efficiently integrate assets into our existing operations and that our cost estimates for the development and/or sale of a property may prove inaccurate.

Reliance On Management To Select and Develop Appropriate Properties:

The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Notes offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Notes must rely entirely on the management ability of and the oversight of the Company's principals.

Competition May Increase Costs:

The Company will experience competition from other sellers of real estate and other real estate projects. Competition may have the effect of increasing acquisition costs for the Company and deceasing the sales price or lease rates of developed assets.

Delays In Acquisition Of Properties:

Delays the Manager may encounter in the selection, acquisition and development of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property:

Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Management's Discretion In The Future Disposition Of Properties:

The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure you that it will be able to sell its properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors:

Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our company:

Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Investors that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Investors will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Investors that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Illiquidity of real estate investments could significantly impede the company's ability to respond to adverse changes in the performance of the portfolio investments and harm the company's financial condition:

Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The terms of new or renewal leases may result in a reduction in income:

Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, Company's rental income might suffer a significant reduction that may Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Investors may receive payments and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all of an Investor Member's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

Property the Company acquires may have liabilities or other problems:

The Company intends to perform appropriate due diligence for each property or other real estate related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make payments to Investors.

The Company's investments may be subject to risks from the use of borrowed funds:

The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investors. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's return:

The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns:

The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in payments it may be able to make to Investors.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business:

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

Real estate may develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem:

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require the Company to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose the Company to liability from its tenants, employees of such tenants and others if property damage or health concerns arise.

The Company will be subject to risks related to the geographic location of the property it develops:

The Company intends to develop and sell real estate assets. If the commercial or residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.


Risks Related to the Offering


There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new

Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

<center>**Risks Related to the Securities**</center>

Risks Of Borrowing:

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Promissory Notes of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Compliance With Securities Laws:

The Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Wyoming Securities Laws, and other applicable state securities laws. If the sale of Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Notes. If a number of purchasers were to obtain rescission, GxP Collective Fund I LLC would face significant financial demands which could adversely affect GxP Collective Fund I LLC as a whole, as well as any non-rescinding purchasers.

Limited Transferability & Liquidity:

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Notes for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Notes. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from GxP Collective Fund I LLC, limitations on the percentage of Notes sold and the manner in which they are sold. GxP Collective Fund I LLC can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to GxP Collective Fund I LLC, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Notes and no market is expected to develop. Consequently, owners of the Notes may have to hold their investment indefinitely and may not be able to liquidate their investments in GxP Collective Fund I LLC or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature Of Investment:

An investment in the Notes may be long term and illiquid. As discussed above, the offer and sale of the Notes will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Notes for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Notes must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one entity beneficially owns 100% of outstanding membership interests of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have securities that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Black Swamp Capital Partners, LLC	100%	100%

THE OFFERING

GxP Fund I is offering an amount of $250,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Installment Payment Notes and Balloon Promissory Payment Notes at varying investment amounts per Note, and on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by March 26, 2026 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The minimum investment per investor is $2,500.

Investors can select Note **maturity dates** of **twenty four (24), thirty six (36), forty eight (48), or sixty (60) months** following the Closing set forth on in the Subscription Agreement.

Interest Rates:

- o **24 months – 9% fixed interest rate**
- o **36 months – 10% fixed interest rate**
- o **48 months – 11% fixed interest rate**
- o **60 months – 12% fixed interest rate**

The Investors providing Capital Contributions equaling up to the first **$1 million** invested in the Fund will invest in Installment Payment Notes, receiving **monthly distributions** based on their Maturity Date. The Installment Payment Notes shall be payable on the last business day of each calendar month following the Closing set forth in the Subscription Agreement.

After the **first $1 million** is raised, subsequent Investors shall invest in Balloon Payment Notes, receiving no periodic payments under the Balloon Payment Notes. On the last day of the Maturity Date following the Closing set forth in the Subscription Agreement, the Balloon Payment Note Investors shall receive the Principal Balance together with the accrued interest at the selected Interest Rate.

Changeover from offering Installment Payment Notes to Balloon Payment Notes is based on the total commitment amount from potential investors.

Acceptance of investments are at the discretion of the Issuer and the Intermediary and acceptance of the Installment Payment and Balloon Payment Notes and Maturity Dates are at the sole discretion of the Manager.

Terms of the Installment Payment Promissory Note

Type: Installment Payment Promissory Note
Terms The following is a summary of the basic terms and conditions of the Installment Payment Promissory Notes and is qualified in its entirety by the terms included in the Installment Payment Promissory Note of the Company. Any defined terms below are included in the Installment Payment Promissory Note:

Maturity Date	Twenty-four (24), thirty-six (36), forty-eight (48), or sixty (60) months
Interest	Nine percent (9%) 24 month Note; Ten percent (10%) 36 month Note; Eleven percent (11%) 48 month Note; Twelve percent (12%) 60 month Note
Liquidation or Dissolution of the Company	Any outstanding Principal and Interest shall immediately become due and payable in the event that Borrower shall be generally seeking dissolution, liquidation, or winding up.
Upon Maturity	Interest shall be payable on a monthly basis on the last business day of each month following the Closing set forth in the Subscription Agreement. On the last day of the Maturity Date month following the Closing set forth on Subscription Agreement, Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon.
Pre-Payment	The Borrower, in its sole discretion, may elect to prepay the Principal in whole or in part at any time, without further premium or penalty.
Security Interest	The Note is unsecured.

Terms of the Balloon Promissory Note

Type: Balloon Payment Promissory Note

Terms: The following is a summary of the basic terms and conditions of the Balloon Promissory Notes and is qualified in its entirety by the terms included in the Balloon Promissory Note of the Company. Any defined terms below are included in the Balloon Promissory Note:

Maturity Date	Twenty-four (24), thirty-six (36), forty-eight (48), or sixty (60) months
Interest	Nine percent (9%) 24 month Note; Ten percent (10%) 36 month Note; Eleven percent (11%) 48 month Note; Twelve Percent (12%) 60 month Note
Liquidation or Dissolution of the Company	Any outstanding Principal and Interest shall immediately become due and payable in the event that Borrower shall be generally seeking dissolution, liquidation, or winding up.
Yield	No periodic payments shall be due under this Note. On the last day of the maturity month following the Closing set forth in the Subscription Agreement, Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon.
Pre-Payment	The Borrower, in its sole discretion, may elect to prepay the Principal in whole or in part at any time, without further premium or penalty.
Security Interest	The Note is unsecured.

All questions concerning the construction, validity, enforcement and interpretation of the Installment Payment Promissory Note and the Balloon Payment Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Wyoming.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

As a limited liability company, the Company is not required to authorize a set number of units and it has the right to issue additional Units and to create and issue new classes of securities. The rights of secured creditors, such as holders of the Installment Payment and Balloon Payment Promissory Notes, will generally be senior to those of members of the Company in the event of dissolution. Additionally, the Company has the right to enter into loan agreements and/or promissory notes, either secured or unsecured that may have priority rights over the Installment Payment and Balloon Payment Promissory Notes issued to Investors in this Offering.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The members holding Units are Managers of the Company. Because the Investors in this Offering do not control the day-to-day operations of the Company, the sole member may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Investors shall not have the right to vote on any matter, nor shall they have any right to participate in the management of the Company. The sole member manages and controls all operations and aspects of the Company and shall be entitled to decide and invoke all matters of the Company.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Affiliates
The following entities are affiliated with the Company, and are, are owned by and managed by the Manager of the Company or a Director, Officer of the Manager of the Company ("Affiliates"):

- **Black Swamp Capital Partners LLC.** Black Swamp is the sole member of the Company, the Manager of the Company and is owned 50% by Andrew Gochenour and 50 % by Kyle Poplawski.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's

best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders or its noteholders (if any, with respect to the noteholders). By acquiring a Installment Payment and Balloon Payment Promissory Note, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities
The Company will complete the transaction and deliver the Installment Payment and Balloon Payment Promissory Notes to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.


INDEBTEDNESS


The Company has no current debt.

Does the Company have operating history: ☐ Yes ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

GxP Fund I is strategically positioned to capitalize on **value-add real estate acquisitions** and **industrial ground-up development**, leveraging our extensive experience in asset management, financial structuring, and market analysis. Our leadership team has successfully executed projects across multiple asset classes, implementing **rigorous underwriting processes** and **innovative repositioning strategies** to drive returns. As we move forward, our focus remains on **scalable growth, disciplined investment execution, and risk management** to ensure long-term value creation for our stakeholders.

Financial Condition and Liquidity

The Company has maintained **a strong financial position**, prioritizing capital efficiency and disciplined deployment of funds. Our liquidity strategy is structured to:

- Maintain **healthy cash reserves** for strategic acquisitions and operational needs.
- Leverage **structured debt solutions** on a case-by-case basis to enhance portfolio performance while managing risk exposure.

With a **deal-by-deal approach to leverage**, we using leverage from an external lending institution with a **LTV ratio of 70-80%**, allowing for financial flexibility while maximizing capital efficiency. These new funds will be used to replenish the GxP Fund I. As we scale operations, **reinvestments from stabilized assets** will contribute to sustained liquidity and portfolio growth.

Historic and Ongoing Operational Procedures

Our operational framework has been **refined through past transactions and prior management expertise**, allowing us to:

- **Identify undervalued assets** with high upside potential through a proprietary sourcing and underwriting process.
- **Implement strategic value-add initiatives**, including targeted renovations, operational improvements, and lease-up strategies.
- **Manage industrial development projects efficiently**, ensuring on-time delivery and budget adherence through strong vendor relationships and construction oversight.
- **Leverage data-driven market analytics** to identify high-growth areas, ensuring strong demand fundamentals for both acquisitions and development projects.

These procedures have been **tested and optimized**, providing a **scalable foundation for future expansion**. Our approach ensures that assets within **GxP Fund I** are **strategically positioned for appreciation and long-term value creation**.

Operational Challenges

While the company has built a **strong operational framework**, certain challenges remain inherent to the industry:

1. **Market Volatility & Economic Shifts**
   - Rising interest rates and economic uncertainties could impact acquisition opportunities and capital availability when considering refinance opportunities.
   - **Mitigation Strategy**: We employ **conservative underwriting**, ensuring that each asset performs under various market conditions.
2. **Construction & Development Risks**
   - Industrial ground-up projects may face **cost overruns, permitting delays, and labor shortages**.
   - **Mitigation Strategy**: We secure **fixed-price contracts**, maintain **contingency reserves**, and work with **reputable contractors** to manage risk.

3. **Tenant & Lease-Up Risks**
   - Market conditions may impact tenant demand in repositioned or newly developed properties.
   - **Mitigation Strategy**: We conduct **extensive market research**, maintain **flexible lease structures**, and focus on **tenant diversification** to ensure strong occupancy rates.

Despite these challenges, **our experienced management team** and **proactive risk mitigation strategies** position us well for **sustainable long-term growth**.

Future Plans & Key Milestones

As we move forward, our focus will be on **scalability, market penetration, and value optimization**. Key initiatives include:
1. **Expanding Value-Add Acquisitions**
   - Sourcing and acquiring **underperforming assets** in high-growth markets.
   - Enhancing portfolio diversification across **multifamily, mixed-use, and commercial sectors**.
2. **Scaling Industrial Development**
   - Securing **strategic land positions** for ground-up industrial projects.
   - Implementing **streamlined project management** for cost-effective execution.
3. **Capital Growth & Fund Expansion**
   - Strengthening **investor relationships** through transparent reporting and consistent returns.
4. **Technology & Operational Enhancements**
   - Leveraging **AI-driven analytics** to improve underwriting and investment decisions.
   - Implementing **data-driven asset management** to optimize portfolio performance.

Conclusion

GxP Fund I is **well-positioned for growth**, backed by **a disciplined investment strategy, experienced management, and a robust operational framework**. By staying **adaptive to market conditions**, **proactively managing risks**, and **executing on key milestones**, we aim to deliver **consistent returns** to our investors. Our **forward-thinking approach** will enable us to **scale efficiently, optimize asset performance, and capitalize on emerging opportunities in the real estate market**.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3.5%	$8,750	3.5%	$125,000
Acquisition Costs	59%	$125,000	50%	$2,500,000
Rehabilitation Costs	36.5%	$91,250	36.5%	$1,825,000
Project Management Costs	10%	$25,000	10%	$500,000
Total	100%	$250,000	100%	$5,000,000

*Texture Capital Inc. shall take three and a half percent (3.5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Financial Statements and Report of
Independent Certified Public Accountants

GxP Collective Fund 1 LLC

January 31, 2025

GxP Collective Fund 1 LLC

Table of Contents



Independent Auditor's Report

To the Manager of

GxP Collective Fund 1 LLC

Opinion

We have audited the accompanying financial statements of **GxP Collective Fund 1 LLC** (the "Company"), which comprise the balance sheet as of January 31, 2025, and the related statements of operations, changes in member's deficit, and cash flow for the period from January 17, 2025 (inception) to January 31, 2025 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025, and the related statements of operations, changes in member's deficit, and cash flow for the period from January 17, 2025 (inception) to January 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Coral Springs, Florida

February 20, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

GxP Collective Fund I LLC
Balance Sheet
As of January 31, 2025


ASSETS


Current Assets		
Cash	$	-
Total Current Assets		-
TOTAL ASSETS	$	-


LIABILITIES AND MEMBER'S EQUITY


Current Liabilities		
Related party payable	$	22,500
Total Current Liabilities		22,500
TOTAL LIABILITIES		22,500
Members' Equity		
Members' Equity		(22,500)
TOTAL MEMBERS' EQUITY		(22,500)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

GxP Collective Fund I LLC
Statement of Operations
<u>**For the period from January 17, 2025 to January 31, 2025**</u>

REVENUE
    Total revenue $ -

EXPENSES   22,500
    Total operating expenses   22,500

    LOSS FROM OPERATIONS   (22,500)

OTHER INCOME (EXPENSES)   -

NET LOSS $ (22,500)

GxP Collective Fund I LLC
Statement of Cash Flows
For the period from January 17, 2025 to January 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Income (Loss)	$ (22,500)
Net cash provided by operating activities	(22,500)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Related party payable	22,500
Net cash provided by financing activities	22,500
NET INCREASE IN CASH	-
Cash at beginning of year	-
Cash at end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year for interest	-
Cash paid during year for income taxes	$ -

The accompanying notes are an integral part of this financial statement.

GxP Collective Fund I LLC

Statement of Members' Equity

For the period from January 17, 2025 to January 31, 2025

	Class A Units $0 Par Value	Class B Units $0 Par Value	Class C Units $0 Par Value	Total Members' Equity
January 17, 2025	-	-		$ -
Net income (loss)	-	-		(22,500)
January 31, 2025	-	-	-	$ (22,500)

The accompanying notes are an integral part of this financial statement.

Note A – Nature of Business and Organization

Nature of Operations

GxP Collective Fund 1 LLC was organized as a Wyoming Limited Liability Company that is structured as a debt fund dedicated to financing the acquisition, rehabilitation, and value-add transformation of real estate assets across diverse property types. Our target projects will span from single-family residential flips to large-scale industrial properties, allowing us to diversify investments and leverage opportunities across various market segments. Our goal is to secure projects that are fundamentally sound and align with our metrics, ensuring protection for our returns.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Financial Instruments

The Company's financial instruments consist primarily of cash and investments. The carrying value of the financial instruments are considered to be representative of their respective fair value.

Income Taxes

GxP Collective Fund 1 LLC with the consent of its members, has elected to be taxed as a partnership. In lieu of income taxes, the members of partnerships are taxed on their proportionate share of the Company's taxable income, Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Profit and Loss Allocation

Allocations of net profits and losses, as determined for each taxable year of the Company, shall be allocated among the members pro rata in proportion to their ownership of the membership interest, as outlined in the Operating Agreement.

Distributions

Distributable cash from operations, as defined in the Operating Agreement, shall be determined at such times and in such amounts by the Managing Member. Members shall receive distributions at the same time without preference or priority of any single member, and distributed to the members after certain priority payments have been made, as outlined in the Operating Agreement.

Note D – Related Party Payable

During the period from inception to January 31, 2025, the Company obtained a related party payable of $22,500 to fund operating expenses.

Note E – Subsequent Events

In accordance with ASC 855-10-50-1, the Company has evaluated subsequent events through February 20, 2025 which is the date that the financial statements were available to be issued and has concluded that no such events or transactions took place that would require disclosure herein except as stated directly below.

EXHIBIT B: PROMISSORY NOTES

INSTALLMENT PAYMENT PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE BORROWER HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

Principal Amount: [____] Date:[____]

FOR VALUE RECEIVED, this Promissory Note (this "**Note**") is made by GxP Collective Fund I LLC, a Wyoming limited liability company ("**Borrower**"), to and in favor of [Lender Name], [a STATE OF FORMATION AND ENTITY TYPE] [an individual resident of [STATE]] (together with its successors and/or assigns, the "**Lender**"). This Note is being made in conjunction with that certain Subscription Agreement between the Borrower and the Lender dated as of [DATE] (the "**Subscription Agreement**"). Capitalized terms used but not otherwise defined in this Note have the meanings given such terms in the Subscription Agreement. This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Subscription Agreement, to which reference is made for a description of this Note.

NOW, THEREFORE, FOR VALUE RECEIVED, Borrower unconditionally promises to pay to the order of Lender, without any counterclaim, setoff or deduction whatsoever, the sum of [___] DOLLARS ($[___]) (hereinafter referred to as the "**Principal Balance**"), together with interest accruing at the Interest (defined below) beginning on the date of Closing set forth in the terms of the Subscription Agreement, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.

1. Terms of Note and Payment. Borrower hereby promises to pay to the order of Lender the sum of $XXX.00 US (the "Principal") plus interest at the rate of ________ percent (__%) (the "Interest") on the principal balance, as follows: interest shall be payable monthly on the last day of each month for ________ (__) months following the Closing set forth in the Subscription Agreement the principal balance shall be due and payable (the "Maturity Date"). On the Maturity Date, all unpaid interest and the outstanding principal balance, and all other charges (including but not limited to Late Charges), costs and fees, with interest thereon, shall be due and payable in full. Each payment will be applied first to charges (including but not limited to Late Charges (defined below), if any), costs and fees, then to accrued Interest and then to Principal.

2.   Place of Payment. The Payments shall be made at [Lender address], or at such other address as Lender may direct in writing.

3.   Acceleration. Any outstanding Principal and Interest shall immediately become due and payable in the event that Borrower shall be generally not paying its debts as they become due, or shall admit in writing its inability to pay such debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower, seeking to adjudicate Borrower bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of Borrower or the debts of Borrower under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for Borrower or for any substantial part of the property of Borrower, and, in the case of any such proceeding instituted against Borrower, the petition commencing such proceeding is not dismissed within 120 calendar days of the date of the filing thereof; or Borrower shall take any action to authorize or effect any of the actions set forth above in this subsection

4.   Application of Payments. The Payments shall be applied first to charges (including but not limited to Late Charges, if any), costs and fees, then to accrued Interest and then to Principal.

5.   Prepayment. Borrower, in its sole discretion, may elect to prepay the Principal in whole or in part at any time, without further premium or penalty. Any cash prepayments shall be applied first to charges (including but not limited to Late Charges, if any), costs and fees, then to accrued Interest and the remainder to the Principal balance. Prepayment may be made by paying to Lender, in cash or by wire transfer or immediately available federal funds, the amount of such prepayment.

6.   Default. Occurrence of any of the following shall constitute an event of default: (a) the nonpayment of any principal or interest by Maker on the Note when the same becomes due and payable; or (b) Maker's failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Lender may choose to notify Maker of the default. Maker shall have thirty (30) days from the date of the notice to remedy the default condition.

7.   Security. This Note is unsecured.

8.   Notice. Any notice to be given pursuant to this Note shall be deemed effective for all purposes when deposited in the U. S. Mail, postage prepaid, certified or registered, return receipt requested or by a nationally recognized delivery service (such as UPS or FEDEX) addressed to the party to receive the notice at the address stated in this Note, or to such other address as the party may designate by written notice to the other, or when received on a facsimile machine in operation at such address.

9.   Late Fee. For any payment due under this Note not made within ten (10) days after its due date, Borrower shall pay a late fee equal to the greater of five percent (5%) of the amount of the payment not made or $25.00 (the "Late Charge(s)").

10.   Attorneys' Fees. In the event of a dispute or litigation between the parties regarding this Note, the prevailing party shall be entitled to reimbursement of any reasonable attorneys' fees and other expenses incurred in enforcing any of its rights hereunder from the non-prevailing Party.

11.   Waivers. Borrower and all endorsers and parties assuming the obligation hereof, and all others who may become liable for all or any part of this obligation are jointly and severally liable hereunder and waive presentment for payment, demand, protest and notice of protest, and of dishonor and non-payment of this Note, and expressly consent to any extension of the time of payment hereof, or of any installment hereof, to the release of any party liable for this obligation, any such extension or release to be made without in any way affecting or discharging this liability.

12.   Automatic Extension. Borrower shall issue written notice to Lender not less than sixty (60) and not more than ninety (90) days prior to the Maturity Date and Lender shall have thirty (30) days from the date of such notice to issue responsive notice to Lender requesting payment in full at the Maturity Date. In the event Lender does not request payoff, this Note shall automatically without further action extend for one (1) year and may thereafter be extended for additional one (1) year periods in accordance with this Section 12.

13.   Surrender of Note. Upon full satisfaction and discharge of this Note, Lender shall surrender this Note at the principal address of Borrower for cancellation.

14.   Amendments. No amendment, modification or waiver of, or consent with respect to, any provision of this Note shall in any event be effective unless the same shall be in writing and signed and delivered by the Lender and Borrower. Any such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

15.   Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to the conflicts of law provisions of the State of Wyoming, or of any other state.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Borrower has duly executed this Promissory Note as of the day and year first above written.

BORROWER:

GxP Collective Fund I LLC

_____

By, [NAME], Manager

LENDER:

[NAME]

_____

By, [NAME], [TITLE]
[DELETE THE ABOVE IF THE INVESTOR IS AN INDIVIDUAL]

BALLOON PAYMENT PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE BORROWER HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

Principal Amount: [____]   Date: [____]

FOR VALUE RECEIVED, this Promissory Note (this "**Note**") is made by GxP Collective Fund I LLC, a Wyoming limited liability company ("**Borrower**"), to and in favor of [Lender Name], [a STATE OF FORMATION AND ENTITY TYPE] [an individual resident of [STATE]] (together with its successors and/or assigns, the "**Lender**"). This Note is being made in conjunction with that certain Subscription Agreement between the Borrower and the Lender dated as of [DATE] (the "**Subscription Agreement**"). Capitalized terms used but not otherwise defined in this Note have the meanings given such terms in the Subscription Agreement. This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Subscription Agreement, to which reference is made for a description of this Note.

NOW, THEREFORE, FOR VALUE RECEIVED, Borrower unconditionally promises to pay to the order of Lender, without any counterclaim, setoff or deduction whatsoever, the sum of [____] DOLLARS ($[____]) (hereinafter referred to as the "**Principal Balance**"), together with interest accruing at the Balloon Interest Rate (defined below) beginning on the date of Closing set forth in the terms of the Subscription Agreement, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.

ARTICLE I
TERMS AND CONDITIONS

1.1   **Terms of Note and Payment**. Borrower hereby promises to pay to the order of Lender the sum of the Principal Balance plus interest at the rate of [__] percent ([__]%) (the "Balloon Interest Rate") on the Principal Balance, as follows: Principal Balance and all interest shall be payable in a single "balloon" payment on the last day of the [__] month following the date of Closing set forth in the Subscription Agreement (the "Maturity Date"). On the Maturity Date, all interest accrued and the outstanding, unpaid Principal Balance, and all other charges (including but not limited to Late Charges), costs and fees, with interest thereon, shall be due and payable in full. Each payment will be applied first to charges (including but not limited to Late Charges

1

(defined below), costs and fees), then to accrued Balloon Interest Rate and then to Principal Balance.

1.2   **Place of Payment**.
Borrower shall make payment in full of the Principal Balance, together with accrued and unpaid interest thereon pursuant to Section 1.1, by tendering payment to Lender at the following address:

> [NAME]
> Attn: [NAME]
> [ADDRESS]
> [ADDRESS]

or at such other place as from time to time may be designated in writing by Lender.

1.3   **Automatic Extension**.

Borrower shall issue written notice to Lender not less than sixty (60) and not more than ninety (90) days prior to the Maturity Date and Lender shall have thirty (30) days from the date of such notice to issue written notice to Borrower requesting payment of the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon, at the Maturity Date. In the event Lender does not make such request, the Maturity Date shall automatically and without further action be extended for one (1) year (the "**Extension Term**"), and may thereafter be extended for additional one (1) year periods in accordance with this Section 1.3.

ARTICLE II
PREPAYMENT AND FEES

2.1   **Default**.

(a)   **Events of Default**. Occurrence of any of the following shall constitute an event of default: (a) the nonpayment of any principal or interest by Borrower on the Note when the same becomes due and payable; (b) Borrower fails to pay when due any installment of interest hereunder or any other payment due hereunder and such failure continues for a period of five days, or (c) Borrower's failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Lender may choose to notify Borrower of the default. Borrower shall have thirty (30) days from the date of the notice to remedy the default condition.

(b)   **Late Charges**. If Lender has not received the full amount of any payment by the end of three hundred sixty five (365) calendar days after the date the payment is due, Borrower shall pay a late charge to Lender (the "Late Charge(s)"). The amount of the charge will be one percent (1%) of the overdue amount. The payment of such late charge shall not affect Lender's other rights under this Note.

2.2   **Prepayment**Borrower may prepay all or a portion of the outstanding Principal Balance of this Note before or after the invocation of an Extension Term, without penalty of any kind ("**Prepayment**"). If Borrower intends to make a Prepayment, Borrower shall notify Lender in writing in advance of such Prepayment, and any Prepayment shall be accompanied by the payment of interest accrued to the date of such Prepayment and all costs, expenses or charges then owed to Lender pursuant to this Note; then Lender shall apply such Prepayment to reducing the outstanding Principal Balance under this Note.

2.3   **Redemption of Note**.

Prior to the Maturity Date, in the event the Lender desires redemption of this Note, the Lender shall submit a written request ("**Redemption Request**") to the Borrower. The Borrower shall have sole and absolute discretion to determine whether or not the Borrower shall accept such Redemption Request. If the Borrower accepts a Redemption Request, to the extent there is sufficient and available cash flow, as determined by the Borrower in its sole discretion, the Borrower shall redeem the Note from the Lender for the Redemption Price. For purposes of this Note, the "**Redemption Price**" shall be equal to the original Principal Balance set forth above, and in such circumstance, the Lender specifically agrees to waive any right to the payment of any accrued interest or other costs or charges accrued hereunder. If accepted by the Borrower, closing on the redemption of this Note shall occur electronically no later than the last business day of the subsequent fiscal quarter after the Borrower receives a Redemption Request, and the Borrower shall tender cash or other readily available funds to the Lender in payment of the Redemption Price for this Note.

ARTICLE III
SECURITY / ACCELERATION

3.1   **Security** This Note is unsecured.

3.2   **Acceleration of Maturity**

In addition to any other remedy that Lender may have, at the option of Lender, in the event that Borrower shall be generally not paying its debts as they become due, or shall admit in writing its inability to pay such debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower, seeking to adjudicate Borrower bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of Borrower or the debts of Borrower under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for Borrower or for any substantial part of the property of Borrower, and, in the case of any such proceeding instituted against Borrower, the petition commencing such proceeding is not dismissed within 120 calendar days of the date of the filing thereof; or Borrower shall take any action to authorize or effect any of the actions set forth above, the whole of the Principal Balance, together with all interest and other charges due under this Note, shall immediately become due and payable ("**Acceleration of Maturity**").

3.3   **Collection and Enforcement Costs**

Borrower, upon demand, shall pay Lender for all costs and expenses, including without limitation, reasonable attorneys' fees, paid or incurred by Lender in connection with the collection of any sum due hereunder, or in connection with enforcement of any of Lender's rights or Borrower's obligations under this Note.


ARTICLE IV
MISCELLANEOUS PROVISIONS


4.1   Successors and Assigns. Subject to the restrictions on transfer described in Sections 4.4 and 4.6 below, the rights and obligations of the Company and Lender shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

4.2   Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Lender.

4.3   Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand, or limit any of the terms or provisions hereof.

4.4   Transfer of this Note. With respect to any offer, sale or other disposition of this Note, Lender will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Lender's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Lender that Lender may sell or otherwise dispose of this Note, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 4.4 that the opinion of counsel for Lender, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Lender promptly after such determination has been made. Each Note thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered Lender hereof as the owner and Lender of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

4.5   Assignment by the Company. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Lender.

4.6   No Member Rights. This Note shall not entitle the Lender to any voting rights or any other rights as a member of the Company or to any other rights except the rights stated herein.

4.7	Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be delivered in accordance with the terms of the Subscription Agreement

4.8	Waivers. Except for the notices required by this Note, the Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this Note.

4.9	Expenses. In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Lender in enforcing and collecting this Note.

4.10	Usury. In the event any interest is paid on this Note that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

4.11	Severability. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or the Security Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

4.12	Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to the conflicts of law provisions of the State of Wyoming, or of any other state.

[*Signature Page Follows*]

        IN WITNESS WHEREOF, Borrower has duly executed this Promissory Note as of the day and year first above written.


BORROWER:

GxP Collective Fund I LLC


_____

By, [NAME], Manager

LENDER:

[NAME]

_____

By, [NAME], [TITLE]
[DELETE THE ABOVE IF THE INVESTOR IS AN INDIVIDUAL]

EXHIBIT C: SUBSCRIPTION DOCUMENT

GxP Collective Fund I LLC
a Wyoming limited liability company

REGULATION CF NOTE PURCHASE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TEXTURE CAPITAL INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE

TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The undersigned (the "**Investor**" and "**Lender**", and together with all other Note holders, the "**Lenders**") represents and understands that GxP Collective Fund I LLC, a Wyoming limited liability company (the "**Issuer**", the "**Company**" and the "**Borrower**") is offering (the "**Offering**") promissory notes pursuant to the form of Note provided herewith in a Regulation CF offering subject to Issuer's Form C SEC filing (the "**Form C**", and collectively with the Note and Subscription Agreement, the "**Offering Materials**"), in which the Issuer proposes to raise a minimum aggregate amount of $250,000 (the "**Target Offering Amount**") and not more than a maximum aggregate amount of $5,000,000 (the "**Maximum Offering Amount**").

This Note Purchase Subscription Agreement (this "**Subscription Agreement**") relates to Investor's agreement to purchase a Note in the amount of Principal Balance, on or about the date of this Subscription Agreement, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Investor understands that if Investor wishes to purchase a Note, Investor must complete this Subscription Agreement and submit to the www.investgxp.com (the **"Platform"**), the Company's portal page for this Offering.

In order to induce the Company to accept this Subscription Agreement for a Note and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Offering Materials, the Issuer agrees to issue, sell, and deliver to each Investor, and each Investor agrees to purchase from the Issuer, a Note in the amount of the applicable Principal Balance on the Closing and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**").

2. **Acceptance of Subscription and Issuance of Note**. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the Platform. Subscriptions need not be accepted in the order received, and the Notes may be allocated among Investors.

3. **The Closing**. The closing of the purchase and sale of the Note shall take place as soon as reasonably possible after the Offering Deadline or at such earlier time as set by Issuer (the "**Closing**"), subject to the following conditions:

   a. The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount by the Offering Deadline.

   b. The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

c. The Offering may not close for any individual Investor until such Investor's identity is verified with the Enterprise Bank (the "**Escrow Facilitator**"), and their funds have cleared the escrow account (the "**Escrow Account**").

d. If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing and Offering Deadline.

e. The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of Investors.

4. **Payment for Note**. The Investor shall pay to the Issuer the Principal Balance at the time of entering into this Subscription Agreement. Investor may pay the Principal Balance by ACH, credit card, or wire transfer subject to limitations set forth in this agreement or through the Platform's technology. Payment shall be submitted to the Escrow Facilitator and held by the Escrow Facilitator until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow Facilitator, Investor's subscription will be canceled.

5. **Escrow arrangements**. Payment for the Note shall be received the Escrow Facilitator from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the amount of the Note owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "Transfer Agent"), which books and records shall bear a notation that the Note was sold in reliance upon Regulation CF.

6. **Termination**. The Issuer and Investor may terminate this Subscription Agreement as follows:

a. The Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Subscription Agreement.

b. The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

7. **Representations and Warranties of the Issuer**. As of the Closing, the Issuer represents and warrants that:

a. The Issuer is duly formed and validly existing under the laws of the state of Wyoming, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

b. This Subscription Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Note, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Offering Materials, will be validly issued, fully paid and non-assessable.

d. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Note) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors 'rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. Assuming the accuracy of the Investor's representations and warranties set forth in Section 8 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "**Financial Statements**") have been made available to the Investor and appear in the Form

C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

g. The Company shall use the proceeds from the issuance and sale of the Note as set forth in the Offering Materials.

h. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

8. **Representations and Warranties of the Investor**. The Investor hereby represents and warrants to and covenants with the Issuer that:

a. Such Investor has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Investor's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Investor, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investor understands that the Note has not been registered under the Securities Act. Investor also understands that the Note is being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Investor's representations contained in this Subscription Agreement. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

c. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Note and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

d.   The Investor has received a copy of the Offering Materials. The Investor has not been furnished any offering literature other than the Offering Materials and has relied only on the information contained therein.

e.   The Investor understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Offering Materials. The Investor represents that it is able to bear any loss associated with an investment in the Note.

f.   The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Offering Materials or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Note.

g.   The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Materials. The Investor has had access to such information concerning the Issuer and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

h.   The Investor understands that each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

i.   The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall cause the Escrow Facilitator to return the previously paid Total Purchase Price of the Note, without interest thereon, to the Investor.

j.   The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Note, it being understood that information and explanations related to the terms and conditions of the Note and the other transaction documents that are described in the Offering Materials shall not be considered investment advice or a recommendation to purchase the Note.

k.   The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Note or (B) made any representation to the Investor regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Note is suitable and appropriate for the Investor.

l. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Note.

m. Investor represents that:

   i. Investor meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

   ii. Investor's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

   iii. Both of Investor's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

n. The Investor is acquiring the Note solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Investor understands that the Note has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o. The Investor understands that the Note may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

p. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

q. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. Investor's subscription and payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Investor's jurisdiction.

9. **Conditions to Obligations of the Investor and the Issuer**. The obligations of the Investor to purchase and pay for the Note specified on the signature page and of the Issuer to sell the Note are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 7 hereof and of the Investor contained in Section 8 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10. **Obligations Irrevocable**. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

11. **Events of Default; Remedies**. Occurrence of any of the following shall constitute an event of default (the "**Event of Default**"): (a) the nonpayment of any principal or interest by Issuer on the Note when the same becomes due and payable; (b) Issuer fails to pay when due any installment of interest hereunder or any other payment due hereunder and such failure continues for a period of five days, or (c) Issuer failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Investor may choose to notify Issuer of the default. Issuer shall have thirty (30) days from the date of the notice to remedy the default condition.

12. **Indemnity**. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

13. **Governing Law; Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

    EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF WYOMING AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF INVESTORS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 14 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

14. **Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

    If to the Company, to:
    GxP Collective Fund I LLC
    531 Roseland Street Suite 400-115
    Marietta, GA 30060

    If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

15. **Miscellaneous**.

    a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

    b.   This Subscription Agreement is not transferable or assignable by Investor.

    c.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

    d.   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

    e.   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

    f.   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

    g.   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

    h.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

    i.   The terms and provisions of this Subscription Agreement, specifically Sections 12, 13, and 14 of this Subscription Agreement, shall be binding upon Investor and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Investor, and the terms of this Subscription Agreement.

j. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

k. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

l. If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Note shall be immediately subject to this Subscription Agreement, to the same extent that the Note, immediately prior thereto, shall have been covered by this Subscription Agreement.

m. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

16. Subscription Procedure. Each Investor, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform ("**Online Acceptance**"), confirms such Investor's information and his or her investment through the Platform and confirms such Investor's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Investor's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Investor, (b) the Company's acceptance of Investor's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

EXHIBIT D: ARTICLES OF ORGANIZATION



Wyoming Secretary of State

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Jan 17 2025 2:09PM
Original ID: 2025-001594209

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
GxP Collective Fund I LLC

II. The name and physical address of the registered agent of the limited liability company is:
Registered Agents Inc
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the limited liability company is:
30 N Gould St Ste R
Sheridan, WY 82801

IV. The principal office address of the limited liability company is:
30 N Gould St Ste R
Sheridan, WY 82801

V. The organizer of the limited liability company is:
Registered Agents Inc
30 N Gould St Ste R Sheridan, WY 82801

Signature: *Robin Jones* Date: **01/17/2025**

Print Name: **Robin Jones**

Title: **Authorized Signer**

Email: **filings@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

> **W.S. 6-5-308. Penalty for filing false document.**
>
> (a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:
>
> (i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;
>
> (ii) Makes any materially false, fictitious or fraudulent statement or representation; or
>
> (iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Robin Jones*   Date: **01/17/2025**

Print Name: **Robin Jones**

Title: **Authorized Signer**

Email: **filings@registeredagentsinc.com**

Daytime Phone #:   **(307) 200-2803**



Consent to Appointment by Registered Agent

Registered Agents Inc, whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **GxP Collective Fund I LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Robin Jones*   Date: **01/17/2025**

Print Name: **Robin Jones**

 Title: **Authorized Signer**

Email: **filings@registeredagentsinc.com**

Daytime Phone #:   **(307) 200-2803**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

GxP Collective Fund I LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **17th** day of **January**, **2025** at **2:09 PM.**

Remainder intentionally left blank.



Filed Date: 01/17/2025

_____
Secretary of State

Filed Online By:

Robin Jones

on 01/17/2025